SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

676118102
(CUSIP Number)

October 12, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG North American Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,867,569 Shares of Common Stock
174,000 Series D Preferred Shares (the “Preferred Shares”), convertible into 174,000 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock
Warrants to purchase 1,500,000 Shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,867,569 Shares of Common Stock
174,000 Preferred Shares (the “Preferred Shares”), convertible into 174,000 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock
Warrants to purchase 1,500,000 Shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,867,569 Shares of Common Stock
174,000 Preferred Shares (the “Preferred Shares”), convertible into 174,000 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock
Warrants to purchase 1,500,000 Shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 676118102	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

* As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of Shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8), and (9).

CUSIP No. 676118102	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON** IA, HC
* As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of Shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8), and (9).

CUSIP No. 676118102	13G	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GLG Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,743,493 Shares of Common Stock
206,400 Preferred Shares, convertible into 206,400 Shares of Common Stock
20 Series G Preferred Shares, convertible into 2,800,000 Shares of Common Stock*
Warrants to purchase 1,500,000 Shares of Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON** CO
* As more fully described in Item 4, these reported securities are subject to a 9.9% beneficial ownership blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of Shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of Shares of Common Stock of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8), and (9).

CUSIP No. 676118102	13G	Page 6 of 7 Pages

This Amendment No. 5 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005 (the "Original Schedule 13G"), as amended by Amendment No.1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on February 14, 2008, Amendment No. 3 filed on February 6, 2009, and Amendment No. 4 filed on February 11, 2010 (the "Original Schedule 13G" as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Shares of Common Stock") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4, and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report filed on Form 10-Q on August 9, 2010, for the quarterly period ended June 30, 2010, the Company had 66,770,926 Shares of Common Stock outstanding as of August 5, 2010. In calculating the percentage of Shares of Common Stock held by the Reporting Persons, we assumed the conversion of the reported convertible Preferred Shares and Series G Preferred Shares and exercise of the reported Warrants, subject to (in the case of Series G Preferred Shares and Warrants) the 9.9% beneficial ownership blockers described below.

As set forth in the Certificate of Designation of the reported Series G Preferred Shares, (i) the number of Shares of Common Stock into which the Series G Preferred Shares are convertible is limited to the number of Shares of Common Stock that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.9% of the Shares of Common Stock; (ii) the earliest date on which Series G Preferred Shares can be converted into the Shares of Common Stock is April 15, 2010; and (iii) the holders of Series G Preferred Shares have the right to one vote for each Share of Common Stock into which such Series G Preferred Stock could be converted (subject to the 9.9% beneficial ownership blocker referred to in clause (i) above) as if the Series G Preferred Shares were convertible into Shares of Common Stock immediately upon issuance (as opposed to on or after April 15, 2011).

As set forth in the terms of the reported Warrants, the number of Shares of Common Stock into which such Warrants are exercisable is limited to the number of Shares of Common Stock that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.9% of the Shares of Common Stock.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange, and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange, and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 676118102	13G	Page 7of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 12, 2010

GLG NORTH AMERICAN OPPORTUNITY FUND
By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
Individually and in its capacity as Investment Manager of North American Opportunity Fund

By: /s/ Victoria Parry
Name: Victoria Parry
Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Managing Director

GLG PARTNERS, INC.

By: /s/ Alejandro R. San Miguel
Name: Alejandro R. San Miguel
Title: General Counsel and Corporate Secretary